Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

ONEOK, Inc.

We consent to the incorporation by reference herein of our report dated February 28, 2007, with respect to the consolidated balance sheet of ONEOK, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2006, which reports appear in the December 31, 2007 annual report on Form 10-K of ONEOK, Inc. and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for defined benefit pension and other postretirement plans, the consolidation of limited partnerships or similar entities when limited partners have certain rights, and stock based compensation expense.

/s/ KPMG LLP

November 21, 2008